

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:** **Chuy's Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 12, 2012**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated June 1, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Principal and Selling Stockholders, page 80

1. We note that two of the principal stockholders identified have disclaimed beneficial ownership of securities "except to the extent of their pecuniary interest therein." Please note that, for the purposes of Exchange Rule 13d-3(a), beneficial ownership is not determined based on pecuniary interest. Please revise footnotes (2) and (3) to the Principal Stockholders table accordingly or tell us why such a disclaimer is appropriate.

Executive and Director Compensation, page 82

Performance-Based Bonus, page 84

2. We note your response to prior comment 6. In the first paragraph on page 82, you characterize your discussion of your executive compensation program as "[t]his Compensation Discussion and Analysis ('CD&A')." To the extent you elect to provide the scaled disclosure in Item 402(l) – 402(r) of Regulation S-K, please refrain from characterizing your executive compensation disclosure as a "Compensation Discussion and Analysis" or "CD&A." Alternatively, please disclose the target and actual Company Adjusted EBITDA amounts for fiscal year 2011.

Underwriting, page 113

Directed Share Program, page 116

3.  We note that the underwriters have reserved shares of your common stock to be offered to your directors, officers, employees, business associates and related persons. Please provide us with any materials given to potential purchasers of the reserved shares.

Report of the Independent Registered Public Accounting Firm, page F-2

4.  Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date and the date for the disclosures included in Note 17 to the audited financial statements. The consent of the independent registered accountant should also be revised to indicate the effective date of the stock split

Financial Statements, page F-1

5.  Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Consolidated Statements of Income, page F-4

6.  Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering. Your pro forma balance sheet presented on page F-3 should also be similarly revised.

7.  Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds in excess of current year earnings would be required to fund the $19 million dividend payment and $2 million termination fee paid to the Sponsor in connection with the offering.

Notes to Consolidated Financial Statements, page F-7

11. Stock-Based Compensation, page F-20

8.  Please revise Note 11 to disclose the estimated fair value of your common shares at December 25, 2011 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 25, 2011.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Charles T. Haag, Esq.
        Jones Day